UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

ARIAD Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04033A100
(CUSIP Number)

Elizabeth Delaney
BVF Partners L.P.
900 North Michigan Avenue
Suite 1100
Chicago, Illinois 60611
(312) 506-6500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04033A100

1	NAME OF REPORTING PERSON Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 937,382 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 937,382 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,382 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.08%
14	TYPE OF REPORTING PERSON PN

(1) Includes 178,196 shares of Common Stock purchasable upon the exercise of certain warrants.

CUSIP NO. 04033A100

1	NAME OF REPORTING PERSON Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 644,566 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 644,566 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 644,566 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.74%
14	TYPE OF REPORTING PERSON PN

(1) Includes 124,957 shares of Common Stock purchasable upon the exercise of certain warrants.

CUSIP NO. 04033A100

1	NAME OF REPORTING PERSON BVF Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,278,737 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,278,737 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,737 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.61%
14	TYPE OF REPORTING PERSON OO

(1) Includes 449,887 shares of Common Stock purchasable upon the exercise of certain warrants.

CUSIP NO. 04033A100

1	NAME OF REPORTING PERSON Investment 10, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 312,810 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 312,810 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,810 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.36%
14	TYPE OF REPORTING PERSON OO

(1) Includes 45,776 shares of Common Stock purchasable upon the exercise of certain warrants.

CUSIP NO. 04033A100

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,173,495 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,173,495 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,173,495 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.79%
14	TYPE OF REPORTING PERSON PN, HC

(1) Includes 798,816 shares of Common Stock purchasable upon the exercise of certain warrants.

CUSIP NO. 04033A100

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,173,495 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,173,495 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,173,495 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.79%
14	TYPE OF REPORTING PERSON HC, CO

(1) Includes 798,816 shares of Common Stock purchasable upon the exercise of certain warrants.

CUSIP NO. 04033A100

1	NAME OF REPORTING PERSON Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,173,495 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,173,495 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,173,495 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.79%
14	TYPE OF REPORTING PERSON IN

(1) Includes 798,816 shares of Common Stock purchasable upon the exercise of certain warrants.

CUSIP NO. 04033A100

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 937,382 shares of Common Stock for an aggregate consideration of $1,738,854, (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 644,566 shares of Common Stock for an aggregate consideration of $1,186,233, (iii) manager of BVLLC, has purchased on behalf of such limited liability company an aggregate number of 2,278,737 shares of Common Stock for an aggregate consideration of $6,725,785, and (iv) investment adviser to ILL10, purchased on behalf of such limited liability company an aggregate of 312,810 shares of Common Stock for an aggregate consideration of $668,161.  Each of BVF, BVF2, BVLLC and ILL10 purchased the shares of Common Stock held by it using its own working capital.  No borrowed funds were used to purchase the Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

The Reporting Persons’ percentage ownership of Common Stock is based on 86,850,616 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

(a)           As of the close of business on July 29, 2009, BVF beneficially owned 937,382 shares of Common Stock, including 178,196 shares of Common Stock purchasable upon the exercise of the Warrants held by it, BVF2 beneficially owned 644,566 shares Common Stock, including 124,957 shares of Common Stock purchasable upon exercise of the Warrants held by it, BVLLC beneficially owned 2,278,737 shares of Common Stock, including 449,887 shares of Common Stock purchasable upon exercise of the Warrants held by it, ILL10 beneficially owned 312,810 shares of Common Stock, including 45,776 shares of Common Stock purchasable upon exercise of the Warrants held by it, representing percentage ownership of approximately 1.08%, 0.74%, 2.61%, 0.36%, respectively.

Each of Partners, BVF Inc. and Lampert may be deemed to beneficially own 4,173,495 shares of Common Stock, including 798,816 shares of Common Stock purchasable upon exercise of certain Warrants, representing percentage ownership of approximately 4.79%.

 (b)           Each of BVF, BVF2, BVLLC and ILL10 shares with Partners voting and dispositive power over the Common Stock each such entity beneficially owns. Partners, BVF Inc. and Lampert share voting and dispositive power over the 4,173,495 shares of Common Stock they may be deemed beneficially to own with BVF, BVF2 and BVLLC, and ILL10.

 (c)           Trades of Common Stock within the last 60 days have been made by the following Reporting Persons:

CUSIP NO. 04033A100

			BVF	ILL10	BVF2	BVLLC
Date of Transaction	Type of Securities	Price Per Share					Exchange	Type of Transaction
07/27/09	Common Stock	2.46620	152,000	38,000	106,000	367,000	NASDAQ	SALE
07/28/09	Common Stock	2.97870	436,000	108,000	301,000	1,045,000	NASDAQ	SALE
07/29/09	Common Stock	2.44960	444,000	110,000	307,000	1,064,000	NASDAQ	SALE

(d)            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)           As of July 29, 2009, the Reporting Persons ceased to be beneficial owners of more than 5% of the securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	July 30, 2009
BIOTECHNOLOGY VALUE FUND, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.*
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President

CUSIP NO. 04033A100

INVESTMENT 10, L.L.C.*
By:	BVF Partners L.P., its investment manager
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF PARTNERS L.P. *
By:	BVF Inc., its general partner
	By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INC.*
By:	/s/ Mark N. Lampert
Mark N. Lampert President

/s/ Mark N. Lampert
Mark N. Lampert

*The Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of his or its pecuniary interest therein.